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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Winslow Resources

*CURRENT ADDRESS

PROCESSED
JUL 15 2002 P
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1802 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/5/02

TABLE OF CONTENTS



•WINSLOW RESOURCES•

2001 ANNUAL REPORT



TRACKING OUR SUCCESS

Calgary-based Winslow Resources Inc. is an opportunity-driven oil and gas company, which shifted its focus from the mining sector in late 2000. This revitalization was undertaken to take advantage of opportunities arising in Western Canada for small, junior companies. Under a Board and management team with considerable oil and gas experience, Winslow successfully developed prospects and drilled its first wells in 2001. The Company is moving towards first production and is continuing to pursue niche opportunities for oil and gas exploration and development, along with examining unique non-conventional oil and gas evaluation technology. Winslow currently has 5,742,149 common shares issued and outstanding, and trades on the Canadian Venture Exchange under the symbol: "WLR."



TRACKING OUR SUCCESS

President's Message

2001 was Winslow's first full year as an entirely revitalized company. In October 2000, what was once a mining company was reorganized into an opportunity-driven oil and gas company — and much has been accomplished.

Late in the year, we participated in our first exploration wells, and a strategic growth plan was put in place which focuses on building a base of production through low risk, low cost exploration and development and, in the future, acquisitions. The Company's structure is lean and flexible, with very low overhead. Our prime objective for 2002 is to begin to generate cash flow which will allow the Company to build a base of production and reserves which will provide investors with a high rate of return on their investment.

Responding to Opportunity

Winslow was created in response to substantial opportunities arising in the oil and gas sector in Western Canada. Over the past several years, a large number of mergers and acquisitions have resulted in a new sector of much larger exploration and production companies, while the mid-cap and junior sectors have shrunk considerably. The majors are shifting their resources to foreign basins and frontier areas and, in the Western Sedimentary Basin, a large number of non-core assets are being divested. This has created a niche opportunity for junior oil and gas companies.

Winslow still holds interests in a number of mineral properties, which will be farmed-out or joint ventured in the future. However, the Board, with its extensive petroleum experience, envisioned the oil and gas sector as a far more rewarding and fast-paced vehicle for building shareholder value. Winslow's operations are now solely focused on the oil and gas business, and the Company has implemented a strategic plan for responding to opportunity and building a profitable base of operations.

Our Strategy Going Forward

The Company will be actively involved in all stages of oil and gas exploration, development and production. In the early growth stages, Winslow will not operate. Instead, the Company will leverage its internal expertise and relationships within the industry against the experience of operators in targeted areas. The operating company will help mature prospects and manage drilling and production operations.

This strategy has a number of advantages for Winslow. The Company has access to high-quality seismic data for lead development and prospect generation. To supplement Winslow's internal technical expertise, the Company has established relationships with experts in such disciplines as engineering, geophysics, geology and land. Under this framework, Winslow will maintain very low overhead and considerable flexibility, with the option to contract staff as required.

2001 ANNUAL REPORT
WINSLOW RESOURCES INC.



TRACKING OUR SUCCESS

Eventually, we would like to see a fairly equal split between natural gas and oil, however, as we build the production base, we will be drilling the most prospective geological plays and those with sound economics. Winslow's operating strategy includes:

- Taking small working interests in the range of 20-25%
- Seeking out experienced industry partners to manage its drilling and operating programs
- Drilling multi-zone targets and shallow horizon plays in order to reduce risk and costs
- Focusing on southern Alberta and southeast Saskatchewan, however, we will pursue other areas if warranted by the potential; and
- Operating in areas that have substantial infrastructure including all-weather roads, and proximity to pipelines and processing facilities.

The primary focus will be to remain opportunity-driven, flexible and entrepreneurial to respond quickly to attractive prospects which can provide near-term production and reserve growth.

Technology Driven

While consolidation within the industry has reduced industry competition to some extent, a competitive advantage remains an important aspect in any business. For Winslow, we are concentrating on evaluating advanced technology, particularly leading-edge geological and geophysical evaluation methods.

We are currently examining a new methodology for identifying hydrocarbon-bearing reservoirs, which has been successfully used in Eastern Europe for several years. The technology is currently being tested and evaluated by select oil and gas companies, and Winslow plans to test the technology on specific wells during 2002.

First Wells Drilled

Late in 2001, we participated in the drilling of three wells, all targeting natural gas. All of the wells are currently under evaluation with results expected in the second quarter of 2002. For the rest of 2002, our current plans are to drill two wells, however, based on results, our drilling program could be expanded. Capital expenditures in 2001 were funded from a private placement financing late in 2000 and a second financing completed in August 2001.

Private Placement Proceeding

Winslow is currently proceeding with a non-brokered private placement to expand prospect generation, fund current exploration and completion of projects, support additional drilling programs and provide working capital. The financing will consist of up to 400,000 units, with each unit consisting of one common share, one flow-through share and one share purchase warrant. Two warrants plus a cash component will entitle the investor to acquire one additional share for up to two years.

In Closing

Significant progress is being made in revitalizing Winslow as a junior oil and gas company. On behalf of the Board, I would like to thank our staff, who have been integral to reshaping the Company. I would also like to thank our shareholders for their continued support during a time of change and refocusing.

At Winslow, we will continue to leverage our expertise and industry relationships to build a stable base of production, while maintaining a lean organization and a low cost structure. The flexibility to respond to opportunity will remain a key component of our strategy, as we move forward with a strong commitment to grow in the oil and gas business and generate high rates of return for our shareholders.

On behalf of the Board of Directors

Hugh G. Ross

April 12, 2002

Operations

Alix

Winslow is awaiting approval for a gas well to be drilled down to the Devonian Nisku formation in the Alix area of central Alberta. Drilling is expected to commence during the second quarter. Winslow will have a 15% working interest in the well.

Pendant d'Oreille

A shallow well drilled in the Pendant d'Oreille area of southeastern Alberta is in the process of being evaluated for natural gas in the Bow Island formation. Up-hole potential in the Second White Specks may be evaluated depending on results of the Bow Island test. Winslow has earned a 16.6% net interest in the well.

Elnora-Mikwan

Located southeast of Red Deer, Alberta, Winslow participated in one well that intersected three porous zones in Devonian carbonates. Following testing, the two lower zones were abandoned, and the upper horizon within late Devonian dolostone is currently being tested for natural gas. Winslow will earn a 6% net interest in the well.

Gadsby

In the Gadsby area of central Alberta, Winslow has a 27.5% working interest in a well that was drilled in late 2001 and cased as a shallow gas producer. The well is currently being tested and evaluated. Depending on results, Winslow and its partner will pursue other farm-in opportunities in the area.


Canada
Alberta
Saskatchewan
Alix
Pendant
d'Oreille

EXECUTIVE MANAGEMENT

Hugh G. Ross, B.A.
President

Mr. Ross has extensive corporate and acquisition experience in the oil and gas industry, currently serving as President and C.E.O of a highly successful oil and gas exploration and development company, Gentry Resources Ltd. He has been with Winslow Resources Inc. since its inception as Winslow Gold Corp., and was a major force in moving the Company to an oil and gas focus. Mr. Ross holds a Bachelor of Arts degree in Political Science from the University of Calgary.

John Nelson, B.Sc., M.Sc.
Manager, New Exploration Ventures

Mr. Nelson has over 15 years of oil industry experience in geology and geophysics. He served as an exploration geologist and project manager in numerous worldwide frontier areas for Mobil Oil Corp. before moving to Canada in 1993. Since that time, he has founded three private companies providing geophysical services and technology to Calgary-based companies. He holds B.Sc. and M.Sc. degrees in geology from Michigan State University and is a member of APEGGA, AAPG, CSPG and CSEG.

Hughes P. Salat, B.Sc., M.Sc.
Vice-President, Exploration

Mr. Salat graduated from the distinguished ENSG School of Mines in Nancy, France and gained extensive experience with Elf Aquitaine for 20 years, working in Canada, Europe, Africa and South America. He moved to private consultancy thereafter, working with the United Nations and several government agencies in Canada. His experience encompasses both mining and oil and gas exploration as well as corporate affairs. He is a member of APEGGA, APEGBC, GAC Fellowship, CSPG and CIMM. He joined Winslow in 1994.


HUGHES P. SALAT
HUGH G. ROSS
JOHN NELSON

TRACKING OUR SUCCESS

AUDITORS' REPORT

To The Shareholders
Winslow Resources Inc.

We have audited the balance sheet of WINSLOW RESOURCES INC. as at DECEMBER 31, 2001 and 2000 and the statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as of DECEMBER 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Roberts & Company

ROBERTS & COMPANY
CHARTERED ACCOUNTANTS
CALGARY, ALBERTA

April 5, 2002

Balance Sheet

AS AT DECEMBER 31, 2001

		2001		2000
ASSETS				
CURRENT				
Cash	$	**168,254**	$	342,935
Accounts receivable		**6,415**		1,245
Prepaid expenses		**1,461**		1,732
		176,130		345,912
INVESTMENTS		**2,603**		2,603
MINING PROPERTY (Note 3)		**677,050**		1,297,506
CAPITAL ASSETS (Note 4)		**177,905**		13,850
	$	**1,033,688**	$	1,659,871
LIABILITIES				
CURRENT				
Accounts payable and accrued	$	**101,323**	$	9,130
Due to related companies		**—**		80,739
		101,323		89,869
COMMITMENT (Note 10)				
SHAREHOLDERS' EQUITY				
CAPITAL STOCK (Note 5)		**7,173,856**		7,043,908
DEFICIT		**(6,241,491)**		(5,473,906)
		932,365		1,570,002
	$	**1,033,688**	$	1,659,871

APPROVED ON BEHALF OF THE BOARD:

Hugh G. Ross
Director

Hughes P. Salat
Director

Statement of Income and Deficit

FOR THE YEAR ENDED DECEMBER 31, 2001

		2001		2000
REVENUE	**$**	**—**	$	—
EXPENSES				
Consulting fees		**58,885**		1,028
Management fees		**30,000**		30,000
Printing and shareholder reports		**24,216**		10,954
Administration		**14,262**		15,353
Tax costs on flow-through shares		**13,610**		—
Filing fees		**7,368**		10,225
Legal and accounting		**5,363**		3,970
Amortization		**2,674**		5,745
		156,378		77,275
LOSS BEFORE OTHER		**156,378**		77,275
OTHER				
Interest income		**(11,531)**		—
Other income		**(1,125)**		—
Write down of mining property		**623,863**		804,882
Loss on disposal of capital asset		**—**		7,197
Write down of investments		**—**		3,914
		611,207		815,993
NET LOSS FOR THE YEAR		**767,585**		893,268
DEFICIT AT BEGINNING OF YEAR		**5,473,906**		4,580,638
DEFICIT AT END OF YEAR	**$**	**6,241,491**	$	5,473,906
NET LOSS PER SHARE (Note 5(h))	**$**	**0.149**	$	0.267

Statement of Cash Flows

FOR THE YEAR ENDED DECEMBER 31, 2001

		2001		2000
OPERATING ACTIVITIES				
Net loss for the year	$	(767,585)	$	(893,268)
Adjustments for items not affecting cash				
Amortization		2,674		5,745
Write down of mining properties		623,863		804,882
Loss on disposal of capital asset		—		7,197
Write down of investments		—		3,914
Shares issued to pay management fees		10,700		-
Working capital used by operating activities		(130,348)		(71,530)
Change in non-cash operating working capital (Note 7)		85,864		5,375
		(44,484)		(66,155)
INVESTING ACTIVITIES				
Increase (decrease) in due to related companies		(80,739)		24,105
Recovery of mining property		200		-
Exploration and development costs		(3,607)		(3,476)
Capital assets - purchases		(213,051)		-
		(297,197)		20,629
FINANCING ACTIVITIES				
Proceeds from common share issue		167,000		379,510
CASH INCREASE (DECREASE) DURING THE YEAR		(174,681)		333,984
CASH, BEGINNING OF YEAR		342,935		8,951
CASH, END OF YEAR	$	168,254	$	342,935

Notes to Financial Statements

FOR THE YEAR ENDED DECEMBER 31, 2001

1. COMPANY ACTIVITIES

During the year the Company's primary activity changed from the acquisition and exploration of mining properties to the exploration for and the development of oil and gas properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements involves the use of certain estimates and approximations within reasonable limits of materiality and within the accounting policies summarized below:

INVESTMENTS

Investments are stated at cost, unless a permanent decline in value has been determined, then the investments are carried at market value. As at December 31, 2001 the market value was $4,532.

MINING PROPERTIES

Mineral exploration and mine development costs are capitalized. When production commences, these expenditures will be amortized over the life of the estimated ore reserves on the unit of production basis. If a project is abandoned or considered to be of no further interest to the Company, the related expenditures are charged to income. The costs deferred at any time do not necessarily reflect present or future values.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

CAPITAL ASSETS

(a) Office equipment

Capital assets are recorded at cost. Amortization is calculated using the straight line method over three, five and ten year terms. In the year of acquisition the amortization is prorated based on the purchase date.

(b) Oil and gas exploration and development expenditures

The Company follows the Canadian full cost method of accounting whereby all costs related to the exploration for and the development of oil and gas reserves are initially capitalized and accumulated in cost centres by country. Costs capitalized include geological and geophysical expenditures, drilling costs, completion costs and well equipment.

Notes to Financial Statements Cont'd

JOINT VENTURE ACCOUNTING

All of the Company's exploration and development costs are conducted jointly with others, and accordingly these financial statements reflect only the Company's proportionate interest.

FLOW-THROUGH SHARES

Capital stock includes flow-through shares issued pursuant to certain provisions of the Income Tax Act (Canada). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no income tax deduction to the Company.

The oil and gas exploration and development expenditures and the capital stock are reduced by the estimated cost of the renounced tax deductions when the expenditures are incurred. The reduction for 2001 was $117,302.

COMPARATIVE FIGURES

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

3. MINING PROPERTY

The Company has acquired interests in various mining properties as follows:

	Acquisition Costs	Exploration Costs	2001 Total	2000 Total
British Columbia	$ 292,239	$ 412,359	$ 704,598	$ 1,334,891
Ontario	112,160	4,980	117,140	117,140
Northwest Territories	-	-	-	84,878
Alberta	-	-	-	13,275
	$ 404,399	$ 417,339	821,738	1,550,184
Less recovery costs from the sale of interests in British Columbia, Ontario, Northwest Territories and Alberta			144,688	252,678
			$ 677,050	$ 1,297,506

Notes to Financial Statements Cont'd

4. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net 2001	Net 2000
Office equipment	$ 53,748	$ 40,989	$ 12,759	$ 13,850
Oil and gas - Canada				
Exploration and development	162,011	-	162,011	-
Well equipment	3,135	-	3,135	-
	$ 218,894	$ 40,989	$ 177,905	$ 13,850

The oil and gas assets were non-producing at year end, therefore no depletion provision has been recorded.

5. CAPITAL STOCK

Authorized

100,000,000 common shares without nominal or par value

Capital stock has been issued as follows:

	2001		2000	
	Number	Stated Value	Number	Stated Value
Balance, beginning of year	4,765,495	$ 7,043,908	16,710,641	$ 6,664,398
Share consolidation (Note 5(a))	-	-	(13,368,513)	-
	4,765,495	7,043,908	3,342,128	6,664,398
Issued on acquisition of				
Private placement (Note 5(b))	-	-	273,367	82,010
Escrow cancellation (Note 5(c))	-	-	(40,000)	-
Flow-through private placement (Note 5(d),(e))	668,000	167,000	1,190,000	297,500
Reduction in respect of income tax deductions renounced to subscribers (Note 5(f))	-	(117,302)	-	-
Shares for debt (Note 5(g))	308,654	80,250	-	-
	5,742,149	$ 7,173,856	4,765,495	$ 7,043,908

(a) On December 21, 2000, the Company consolidated the issued common shares without par value, whereby every five shares of such common shares before consolidation were consolidated into one new common share without par value.

Notes to Financial Statements Cont'd

(b) On December 27, 2000, the Company issued 273,367 units under a private placement, each unit consisting of one common share and one warrant. The Company issued 273,367 shares in total at \$0.30 per share, for total proceeds of \$82,010. Two warrants entitled the holder to purchase one common share at a price of \$0.40. The warrants expired on December 20, 2001.

(c) On December 27, 2000, the Company received confirmation that the 40,000 common shares held in escrow had been cancelled. At year end, there are no shares held in escrow.

(d) On December 29, 2000, the Company issued 297,500 units under a private placement, each unit consisting of one common share and three flow-through shares. The Company issued 297,500 common shares at \$0.25 per share, for total proceeds of \$74,375 and 892,500 flow-through shares at \$0.25 per share, for total proceeds of \$223,125.

(e) On August 13, 2001, the Company issued 668,000 shares under a private placement, of which 60% are flow-through. The Company issued 267,200 common shares at \$0.25 per share, for total proceeds of \$66,800 and 400,800 flow-through shares at \$0.25 per share, for total proceeds of \$100,200. The issuance included 668,000 warrants with each warrant entitling the holder to purchase one common share at a price of \$0.32. The warrants expire on August 13, 2003.

(f) In accordance with the terms of the offerings and pursuant to certain provisions of the Income Tax Act (Canada), the Company renounced, for income tax purposes, exploration and development expenditures incurred during the year in the amount of \$275,357.

(g) On July 18, 2001, the Company issued 308,654 shares, for payment of management fees payable to a related company, at \$0.26 per share.

(h) The net loss per share has been calculated based on the weighted average number of common shares outstanding during the year of 5,164,764 (2000 - 3,351,316).

Notes to Financial Statements Cont'd

6. STOCK OPTIONS AND WARRANTS

The Company has outstanding stock options to its directors, employees and consultants as follows:

Number of Shares	Exercise Price	Option Expiry Date
460,000	$ 0.32	June 1, 2006
205,000	0.16	December 4, 2006

The Company has outstanding warrants as follows:

Number of Shares	Exercise Price	Warrant Expiry Date
668,000	$ 0.32	August 13, 2003

7. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2001	2000
DECREASE (INCREASE) IN CURRENT ASSETS		
Accounts receivable	$ (5,170)	$ 335
Prepaid expenses	271	(303)
INCREASE (DECREASE) IN CURRENT LIABILITIES		
Accounts payable and accrued	90,763	5,343
	$ 85,864	$ 5,375

8. RELATED PARTY TRANSACTIONS

The Company has participated in transactions with companies related by way of common shareholders and directors as follows:

The Company expensed management fees of $30,000 (2000 - $30,000) to a related company, recorded at exchange values. A portion of the current year management fees and prior years management fees payable were paid by way of issuing 308,654 shares, at $0.26 per share, totalling $80,250.

The Company expensed consulting fees of $6,000, of which $1,500 is included in accounts payable, to a director's company.

Notes to Financial Statements Cont'd

9. LOSSES CARRIED FORWARD

The Company has available non-capital losses which may be carried forward to apply against future taxable income as follows:

2002	$	217,216
2003		229,533
2004		325,449
2005		242,201
2006		57,846
2007		71,530
2008		140,578
	$	1,284,353

In addition, the Company will be able to claim capital cost allowances and resource deductions exceeding future amortization by $1,532,254.

No future income tax asset regarding these tax losses or deductible temporary differences has been accounted for.

10. COMMITMENT

During the year, the Company renounced Canadian Exploration Expenditures on the issuance of flow-through shares in the amount of $100,200. Of this amount, the Company had expended $52,232 and is committed to expending the balance of $47,968 by December 31, 2002.

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Corporate Information

Directors

Hugh G. Ross
President and Chief Executive Officer
Gentry Resources Ltd.
Calgary, Alberta

Gerald N. Ross
President, Ross Resources Inc.
Calgary, Alberta

Hughes P. Salat
Vice-President, Exploration
Calgary, Alberta

Officers

Hugh G. Ross
President and Chief Executive Officer

Ketan Panchmatia
Secretary/Treasurer

Hughes P. Salat
Vice-President, Exploration

Corporate Information

HEAD OFFICE

2500, 101-6TH AVENUE S.W.
CALGARY, ALBERTA, CANADA T2P 3P4
TELEPHONE: (403) 264-6161
FACSIMILE: (403) 266-3069

AUDITORS

ROBERTS & COMPANY,
CHARTERED ACCOUNTANTS,
CALGARY, ALBERTA

BANKERS

TORONTO DOMINION BANK,
CALGARY, ALBERTA

SOLICITORS

ARMSTRONG PERKINS HUDSON LLP
CALGARY, ALBERTA

REGISTRAR AND TRANSFER AGENT

PACIFIC CORPORATE TRUST COMPANY
VANCOUVER, BRITISH COLUMBIA

STOCK EXCHANGE

THE CANADIAN EXCHANGE
TRADING SYMBOL: WLR

INVESTOR RELATIONS

ROGER FULLERTON
MANAGER, INVESTOR RELATIONS
(952) 929-7243

ACKNOWLEDGEMENTS:
DESIGN AND PRODUCTION: MOSAIC STUDIOS
PHOTOGRAPHY: TOM WALKER

Winslow Resources Inc.
2500, 101-6th Avenue SW
Calgary, Alberta, Canada
T2P 3P4

12(g)3-2(b): 82-1802

WINSLOW RESOURCES

02 JUL -5 AM 10:01

Annual Financial Statements

For the twelve months ended December 31, 2001

B.C.S.C. Form 51-901.F

2500, 101 – 6th Avenue SW, Calgary, Alberta, Canada T2P 3P4

Schedule "A"

WINSLOW RESOURCES INC.
BALANCE SHEET

AS AT DECEMBER 31, 2001

	2001	2000
ASSETS		
CURRENT		
Cash	$ 168,254	$ 342,935
Accounts receivable	6,415	1,245
Prepaid expenses	1,461	1,732
	176,130	345,912
INVESTMENTS	2,603	2,603
MINING PROPERTY (Note 3)	677,050	1,297,506
CAPITAL ASSETS (Note 4)	177,905	13,850
	$ 1,033,688	$ 1,659,871
LIABILITIES		
CURRENT		
Accounts payable and accrued	$ 101,323	$ 9,130
Due to related companies	-	80,739
	101,323	89,869
COMMITMENT (Note 10)		
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 5)	7,173,856	7,043,908
DEFICIT	(6,241,491)	(5,473,906)
	932,365	1,570,002
	$ 1,033,688	$ 1,659,871

APPROVED ON BEHALF OF THE BOARD:

"Hugh Ross" *(Signed)* Director

"Hughes P. Salat" *(Signed)* Director

WINSLOW RESOURCES INC.
STATEMENT OF INCOME AND DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2001

	2001	2000
REVENUE	$ -	$ -
EXPENSES		
Consulting fees	58,885	1,028
Management fees	30,000	30,000
Printing and shareholder reports	24,216	10,954
Administration	14,262	15,353
Tax costs on flow-through shares	13,610	-
Filing fees	7,368	10,225
Legal and accounting	5,363	3,970
Amortization	2,674	5,745
	156,378	77,275
LOSS BEFORE OTHER	156,378	77,275
OTHER		
Interest income	(11,531)	-
Other income	(1,125)	-
Write down of mining property	623,863	804,882
Loss on disposal of capital asset	-	7,197
Write down of investments	-	3,914
	611,207	815,993
NET LOSS FOR THE YEAR	767,585	893,268
DEFICIT AT BEGINNING OF YEAR	5,473,906	4,580,638
DEFICIT AT END OF YEAR	$ 6,241,491	$ 5,473,906
NET LOSS PER SHARE (Note 5(h))	$ 0.149	$ 0.267

WINSLOW RESOURCES INC.
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

	2001	2000
OPERATING ACTIVITIES		
Net loss for the year	$ (767,585)	$ (893,268)
Adjustments for items not affecting cash		
Amortization	2,674	5,745
Write down of mining properties	623,863	804,882
Loss on disposal of capital asset	-	7,197
Write down of investments	-	3,914
Shares issued to pay management fees	10,700	-
Working capital used by operating activities	(130,348)	(71,530)
Change in non-cash operating working capital (Note 7)	85,864	5,375
	(44,484)	(66,155)
INVESTING ACTIVITIES		
Increase (decrease) in due to related companies	(80,739)	24,105
Recovery of mining property	200	-
Exploration and development costs	(3,607)	(3,476)
Capital assets - purchases	(213,051)	-
	(297,197)	20,629
FINANCING ACTIVITIES		
Proceeds from common share issue	167,000	379,510
CASH INCREASE (DECREASE) DURING THE YEAR	(174,681)	333,984
CASH, BEGINNING OF YEAR	342,935	8,951
CASH, END OF YEAR	$ 168,254	$ 342,935

1. COMPANY ACTIVITIES

During the year the Company's primary activity changed from the acquisition and exploration of mining properties to the exploration for and the development of oil and gas properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements involves the use of certain estimates and approximations within reasonable limits of materiality and within the accounting policies summarized below:

INVESTMENTS

Investments are stated at cost, unless a permanent decline in value has been determined, then the investments are carried at market value. As at December 31, 2001 the market value was $4,532.

MINING PROPERTIES

Mineral exploration and mine development costs are capitalized. When production commences these expenditures will be amortized over the life of the estimated ore reserves on the unit of production basis. If a project is abandoned or considered to be of no further interest to the Company, the related expenditures are charged to income. The costs deferred at any time do not necessarily reflect present or future values.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

CAPITAL ASSETS

(a) Office equipment

Capital assets are recorded at cost. Amortization is calculated using the straight line method over three, five and ten year terms. In the year of acquisition the amortization is prorated based on the purchase date.

(b) Oil and gas exploration and development expenditures

The Company follows the Canadian full cost method of accounting whereby all costs related to the exploration for and the development of oil and gas reserves are initially capitalized and accumulated in cost centres by country. Costs capitalized include geological and geophysical expenditures, drilling costs, completion costs and well equipment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

JOINT VENTURE ACCOUNTING

All of the Company's exploration and development costs are conducted jointly with others, and accordingly these financial statements reflect only the Company's proportionate interest.

FLOW-THROUGH SHARES

Capital stock includes flow-through shares issued pursuant to certain provisions of the Income Tax Act (Canada). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no income tax deduction to the Company.

The oil and gas exploration and development expenditures and the capital stock are reduced by the estimated cost of the renounced tax deductions when the expenditures are incurred. The reduction for 2001 was $117,302.

COMPARATIVE FIGURES

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

3. MINING PROPERTY

The Company has acquired interests in various mining properties as follows:

	Acquisition Costs	Exploration Costs	2001 Total	2000 Total
British Columbia	$ 292,239	$ 412,359	$ 704,598	$ 1,334,891
Ontario	112,160	4,980	117,140	117,140
Northwest Territories	-	-	-	84,878
Alberta	-	-	-	13,275
	$ 404,399	$ 417,339	821,738	1,550,184
Less recovery costs from the sale of interests in British Columbia, Ontario, Northwest Territories and Alberta			144,688	252,678
			$ 677,050	$ 1,297,506

4. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net 2001	Net 2000
Office equipment	$ 53,748	$ 40,989	$ 12,759	$ 13,850
Oil and gas - Canada				
Exploration and development	162,011	-	162,011	-
Well equipment	3,135	-	3,135	-
	$ 218,894	$ 40,989	$ 177,905	$ 13,850

The oil and gas assets were non-producing at year end, therefore no depletion provision has been recorded.

5. CAPITAL STOCK

Authorized
100,000,000 common shares without nominal or par value

Capital stock has been issued as follows:

	2001 Number	2001 Stated Value	2000 Number	2000 Stated Value
Balance, beginning of year	4,765,495	$ 7,043,908	16,710,641	$ 6,664,398
Share consolidation (Note 5(a))	-	-	(13,368,513)	-
	4,765,495	7,043,908	3,342,128	6,664,398
Issued on acquisition of				
Private placement (Note 5(b))	-	-	273,367	82,010
Escrow cancellation (Note 5(c))	-	-	(40,000)	-
Flow-through private placement (Note 5(d),(e))	668,000	167,000	1,190,000	297,500
Reduction in respect of income tax deductions renounced to subscribers (Note 5(f))	-	(117,302)	-	-
Shares for debt (Note 5(g))	308,654	80,250	-	-
	5,742,149	$ 7,173,856	4,765,495	$ 7,043,908

5. CAPITAL STOCK (continued)

(a) On December 21, 2000, the Company consolidated the issued common shares without par value, whereby every five shares of such common shares before consolidation were consolidated into one new common share without par value.

(b) On December 27, 2000, the Company issued 273,367 units under a private placement, each unit consisting of one common share and one warrant. The Company issued 273,367 shares in total at $0.30 per share, for total proceeds of $82,010. Two warrants entitled the holder to purchase one common share at a price of $0.40. The warrants expired on December 20, 2001.

(c) On December 27, 2000, the Company received confirmation that the 40,000 common shares held in escrow had been cancelled. At year end, there are no shares held in escrow.

(d) On December 29, 2000, the Company issued 297,500 units under a private placement, each unit consisting of one common share and three flow-through shares. The Company issued 297,500 common shares at $0.25 per share, for total proceeds of $74,375 and 892,500 flow-through shares at $0.25 per share, for total proceeds of $223,125.

(e) On August 13, 2001, the Company issued 668,000 shares under a private placement, of which 60% are flow-through. The Company issued 267,200 common shares at $0.25 per share, for total proceeds of $66,800 and 400,800 flow-through shares at $0.25 per share, for total proceeds of $100,200. The issuance included 668,000 warrants with each warrant entitling the holder to purchase one common share at a price of $0.32. The warrants expire on August 13, 2003.

(f) In accordance with the terms of the offerings and pursuant to certain provisions of the Income Tax Act (Canada), the Company renounced, for income tax purposes, exploration and development expenditures incurred during the year in the amount of $275,357.

(g) On July 18, 2001, the Company issued 308,654 shares, for payment of management fees payable to a related company, at $0.26 per share.

(h) The net loss per share has been calculated based on the weighted average number of common shares outstanding during the year of 5,164,764 (2000 - 3,351,316).

6. STOCK OPTIONS AND WARRANTS

The Company has outstanding stock options to its directors, employees and consultants as follows:

Number of Shares	Exercise Price	Option Expiry Date
460,000	$ 0.32	June 1, 2006
205,000	0.16	December 4, 2006

The Company has outstanding warrants as follows:

Number of Shares	Exercise Price	Warrant Expiry Date
668,000	$ 0.32	August 13, 2003

7. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2001	2000
DECREASE (INCREASE) IN CURRENT ASSETS		
Accounts receivable	$ (5,170)	$ 335
Prepaid expenses	271	(303)
INCREASE (DECREASE) IN CURRENT LIABILITIES		
Accounts payable and accrued	90,763	5,343
	$ 85,864	$ 5,375

8. RELATED PARTY TRANSACTIONS

The Company has participated in transactions with companies related by way of common shareholders and directors as follows:

The Company expensed management fees of $30,000 (2000 - $30,000) to a related company, recorded at exchange values. A portion of the current year management fees and prior years management fees payable were paid by way of issuing 308,654 shares, at $0.26 per share, totalling $80,250.

The Company expensed consulting fees of $6,000, of which $1,500 is included in accounts payable, to a director's company.

9. LOSSES CARRIED FORWARD

The Company has available non-capital losses which may be carried forward to apply against future taxable income as follows:

2002	$ 217,216
2003	229,533
2004	325,449
2005	242,201
2006	57,846
2007	71,530
2008	140,578
	$ 1,284,353

In addition, the Company will be able to claim capital cost allowances and resource deductions exceeding future amortization by $1,532,254.

No future income tax asset regarding these tax losses or deductible temporary differences has been accounted for.

10. COMMITMENT

During the year, the Company renounced Canadian Exploration Expenditures on the issuance of flow through shares in the amount of $100,200. Of this amount, the Company had expended $52,232 and is committed to expending the balance of $47,968 by December 31, 2002.

11. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash, accounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Schedule "B"

1. **Analysis of Expenses and Deferred costs**

Refer to Notes 2 and 3 to the Financial Statements attached hereto as Schedule "A" for a summary of Mining Property and Capital Assets.

2. **Related Party Transactions**

Refer to Note 8 of the Financial Statements attached hereto as Schedule "A" for a details relating to related party transactions.

3. **Summary of Securities Issued and Options Granted During the Period**

(a) Common Shares Issued

Refer to Note 5 to the Financial Statements attached hereto as Schedule "A" for a summary of common shares issued for the period.

(b) Options Granted

The following summary shows options granted during the period.

Optionee	# of Options	$ per Share	Date of Grant	Expiry Date	Price at Time of Grant	Expiry Date
Hugh G. Ross	125,000	0.32	1-Jun-01	1-Jun-06	0.32	1-Jun-06
	7,500	0.16	4-Dec-01	4-Dec-06	0.16	4-Dec-06
Gerald N. Ross	125,000	0.32	1-Jun-01	1-Jun-06	0.32	1-Jun-06
	5,000	0.16	4-Dec-01	4-Dec-06	0.16	4-Dec-06
Hughes Salat	60,000	0.32	1-Jun-01	1-Jun-06	0.32	1-Jun-06
	10,000	0.16	4-Dec-01	4-Dec-06	0.16	4-Dec-06
Ketan Panchmatia	60,000	0.32	1-Jun-01	1-Jun-06	0.32	1-Jun-06
	10,000	0.16	4-Dec-01	4-Dec-06	0.16	4-Dec-06
Employees &	90,000	0.32	1-Jun-01	1-Jun-06	0.32	1-Jun-06
Consultants	172,500	0.16	4-Dec-01	4-Dec-06	0.16	4-Dec-06
	665,000					

4. **Summary of Securities Outstanding as at the End of the Reporting Period.**

(a) Authorized Share Capital

Winslow's authorized share capital consists of 100,000,000 voting common shares without nominal or par value.

(b) Shares Issued and Outstanding

As of December 31, 2001, Winslow had 5,742,149 common shares issued and outstanding with a stated aggregate value of $7,173,856.

(c) Securities Reserved for Issuance

Type	Amount	Price	Expiry Date	Stated Value
Warrants	668,000	$0.32	Aug 13, 2003	-
Stock Options	460,000	$0.32	Jun 01, 2006	-
Stock Options	205,000	$0.16	Dec 04, 2006	-

(d) Shares Subject to Escrow or Pooling Agreements

There are currently no common shares of Winslow subject to Escrow or Pooling Agreements.

5. Directors and Officers

Directors

Hugh G. Ross
President & C.E.O., Gentry Resources Ltd.

Gerald N. Ross, Chairman
President, Ross Resources Inc.

Hughes P. Salat
Vice-President, Exploration & Operations

Officers

Hugh G. Ross, President & Chief Executive Officer
Ketan Panchmatia, Secretary/Treasurer
Hughes P. Salat, Vice-President, Exploration & Operations

Schedule "C"

MANAGEMENT DISCUSSION AND ANALYSIS ("MD&A")

Responding to Opportunity

Winslow was created in response to substantial opportunities arising in the oil and gas sector in Western Canada. Over the past several years, a large number of mergers and acquisitions have resulted in a new sector of much larger exploration and production companies, while the mid-cap and junior sectors have shrunk considerably. The majors are shifting their resources to foreign basins and frontier areas and, in the Western Sedimentary Basin, a large number of non-core assets are being divested. This has created a niche opportunity for junior oil and gas companies.

Winslow still holds interests in a number of mineral properties, which will be farmed-out or joint ventured in the future. However, the Board, with its extensive petroleum experience, envisioned the oil and gas sector as a far more rewarding and fast-paced vehicle for building shareholder value. Winslow's operations are now solely focused on the oil and gas business, and the Company has implemented a strategic plan for responding to opportunity and building a profitable base of operations.

Our Strategy Going Forward

The Company will be actively involved in all stages of oil and gas exploration, development and production. In the early growth stages, Winslow will not operate. Instead, the Company will leverage its internal expertise and relationships within the industry against the experience of operators in targeted areas. The operating company will help mature prospects and manage drilling and production operations.

This strategy has a number of advantages for Winslow. The Company has access to high-quality seismic data for lead development and prospect generation. To supplement Winslow's internal technical expertise, the Company has established relationships with experts in such disciplines as engineering, geophysics, geology and land. Under this framework, Winslow will maintain very low overhead and considerable flexibility, with the option to contract staff as required.

Eventually, we would like to see a fairly equal split between natural gas and oil, however, as we build the production base, we will be drilling the most prospective geological plays and those with sound economics. Winslow's operating strategy includes:

- Taking small working interests in the range of 20-25%
- Seeking out experienced industry partners to manage its drilling and operating programs
- Drilling multi-zone targets and shallow horizon plays in order to reduce risk and costs
- Focusing on southern Alberta and southeast Saskatchewan, however, we will pursue other areas if warranted by the potential; and
- Operating in areas that have substantial infrastructure including all-weather roads, and proximity to pipelines and processing facilities.

The primary focus will be to remain opportunity-driven, flexible and entrepreneurial to respond quickly to attractive prospects which can provide near-term production and reserve growth.

Technology Driven

While consolidation within the industry has reduced industry competition to some extent, a competitive advantage remains an important aspect in any business. For Winslow, we are concentrating on evaluating advanced technology, particularly leading-edge geological and geophysical evaluation methods.

We are currently examining a new methodology for identifying hydrocarbon-bearing reservoirs, which has been successfully used in Eastern Europe for several years. The technology is currently being tested and evaluated by select oil and gas companies, and Winslow plans to test the technology on specific wells during 2002.

First Wells Drilled

Late in 2001, we participated in the drilling of three wells, all targeting natural gas. All of the wells are currently under evaluation with results expected in the second quarter of 2002. For the rest of 2002, our current plans are to drill two wells, however, based on results, our drilling program could be expanded. Capital expenditures in 2001 were funded from a private placement financing late in 2000 and a second financing completed in August 2001.

Liquidity and Capital Resources

At December 31, 2001, The Company's working capital, defined as current assets less current liabilities, was $74,807, compared with working capital of $256,043 the previous year.

With the anticipated capital expenditure program for 2002, Winslow is currently proceeding with a non-brokered private placement to expand prospect generation, fund current exploration and completion of projects, support additional drilling programs and provide working capital. The financing will consist of up to 400,000 units, with each unit consisting of one common share, one flow-through share and one share purchase warrant. Two warrants plus a cash component will entitle the investor to acquire one additional share for up to two years.

Results of Operations

The Company experienced a net loss of $767,585, 14% lower than the $893,268 loss reported in the same period in 2000. The corresponding loss per share also dropped to $0.149 from $0.267 in the same period in 2000. The net losses during each period were primarily due to write down of mining property. As Winslow's exploration wells drilled in 2001 have not begun production prior to the end of the period, no revenue from oil & gas were realized.

Total expenses were $79,103 more in 2001 than the same period in 2000. This was primarily due to increase use of consultants to satisfy staffing requirements for the Company's exploration program.

Write Down of Mining Property

The company preformed a revaluation of its mining properties at the end of 2001. The revaluation was based on commodity prices and similar mining property values in the region. As a result, Winslow took a write down on some of its mining properties. Refer to Notes 3 to the Financial Statements attached hereto as Schedule "A" for a summary of these write downs.

Corporate Information

directors

HUGH G. ROSS
President & C.E.O.
Winslow Resources Inc.
Calgary, Alberta

GERALD N. ROSS, CHAIRMAN
President
Ross Resources Inc.
Calgary, Alberta

HUGHES P. SALAT
Vice-President, Exploration & Operations
Winslow Resources Inc.
Calgary, Alberta

officers and management

HUGH G. ROSS
President & C.E.O.

KETAN PANCHMATIA
Secretary/Treasurer

HUGHES P. SALAT
Vice-President, Exploration & Operations

JOHN NELSON
Manager, New Ventures & Exploration

solicitors

Armstrong Perkins Hudson LLP
Calgary, Alberta

auditors

Roberts & Company
Chartered Accountants
Calgary, Alberta

bankers

Toronto Dominion Bank
Oil & Gas Group
Calgary, Alberta

registrar & transfer agent

Pacific Corporate Trust Company
Vancouver, B.C.

stock exchange

TSX Venture Exchange
Trading Symbol: WLR

head office

Suite 2500
101 – 6th Avenue SW
Calgary, Alberta T2P 3P4
Telephone: (403) 264-6161
Fax: (403) 266-3069

12(g)3-2(b): 82-1002

Winslow Resources Inc.

NEWS RELEASE

Trading Symbol: WLR	**January 10, 2002**

Initial Drilling Program Meets with Success

Winslow Resources is pleased to announce the Elnora well and the Gadsby well, both in southern Alberta, were drilled and cased in December. Logs from both wells showed potential for additional reservoir zones that were unexpected prior to drilling. Further evaluation and testing will be completed early in the first quarter.

Winslow has a 10% working interest in the Elnora well, which targeted the Devonian Nisku formation and a 50% working interest in the Gadsby well, which targeted upper Cretaceous shallow gas.

To complete a two well drilling program with it's partners, Winslow will be participating with a 20% working interest in the drilling of a second Devonian test located in the Alix area of south-central Alberta. Licensing of this well is pending approval and scheduled to be drilled before the end of the second quarter of 2002.

Winslow currently has 5,742,149 common shares issued and outstanding, and trades on the Canadian Venture Exchange under the symbol "WLR".

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

ENQUIRIES:

Hughes Salat, (403) 781-7109
Vice-President, Exploration

John Nelson, (403) 781-7100
Manger, New Ventures & Exploration